**ProSiebenSat.1** Media AG

02 NOV 26 AM 11:14

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02055982

SUPPL

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
**File No. 82-4621**

25.11.02

Dear Sirs,

Enclosed is a copy of the press release „ProSiebenSat.1 Group signs contract with Disney and KirchMedia" that was published last week on 21 November, 2002. This information is being furnished pursuant to rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop


Catherine von Knoop
Investor Relations Officer
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1578


PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

**Enclosures:**
Press release: „ProSiebenSat.1 Group signs contract with Disney and KirchMedia"


ProSiebenSat.1 Media AG
Investor Relations

Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-15 10
Fax +49 [89] 95 07-15 03

www.ProSiebenSat1.com
info@ProSiebenSat1.com




dlw 11/26

Press Release

# ProSiebenSat.1 Group signs contract with Disney and KirchMedia



**TV company enters exclusive license agreement with Disney and Miramax**

Contact:
Dr.Torsten Rossmann
Group Spokesman
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-11 80
Fax +49 [89] 95 07-11 84

email:
Torsten.Rossmann
@ProSiebenSat1.com

Online press releases
www.ProSiebenSat1.com

**Munich, November 21, 2002**. The ProSiebenSat.1 Group has secured exclusive rights to the film productions of the Hollywood studios Disney, Touchstone, Miramax and Dimension for the coming years. The contract was signed yesterday by the ProSiebenSat.1 Group, KirchMedia and Buena Vista International Television. It is a multi-year volume agreement comprising 20–30 films annually, a range of made-for-TV movies and 3–4 series per year to be broadcast by the stations ProSieben, Sat.1 and Kabel 1. ProSieben will benefit particularly from this Disney deal. Next year the station will be able to show the two new American hit television series "Alias" and "Scrubs". As of 2003, ProSieben will also be broadcasting "Disney Filmparade" on Sunday afternoons and "Disney Club" on Saturdays. The volume agreement applies to productions as of 2002, so that the ProSiebenSat.1 Group will already have access to such films as "Signs", with Mel Gibson, "Sweet Home Alabama" or "Santa Claus 2". Animated features, too, such as "Peter Pan – Return to Neverland" or "Pocahontas 2", and cartoon series such as "Tarzan and Jane" will be shown exclusively on ProSieben and Sat.1. The contract was negotiated under the auspices and with the support of KirchMedia, which will also be performing dubbing and material logistics for the programs. The parties agreed not to disclose prices.

"By signing this contract with Buena Vista International Television, we have succeeded in substantially improving the already strong programming of our stations ProSieben, Sat.1 and Kabel 1 for the coming years," said Urs Rohner, Chairman of the Executive Board of ProSiebenSat.1 Media AG. "Disney productions stand for much more than major box-office successes and unique movie highlights. They also have world-wide brand recognition for top-quality family programming. We are particularly delighted that, for the first time ever in the German-speaking market, this contract also covers exclusive rights to all Miramax productions."

**ProSiebenSat.1** Media AG

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
**File No. 82-4621**

25.11.02

Dear Sirs,

Enclosed is a copy of the press release „ProSiebenSat.1 Group takes over full ownership of Kirch Intermedia" that was published on 30 September, 2002. This information is being furnished pursuant to rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop.

Catherine von Knoop
Investor Relations Officer
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1578

**Enclosures:**
Press release: „ProSiebenSat.1 Group takes over full ownership of Kirch Intermedia"

ProSiebenSat.1 Media AG
Investor Relations
Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-15 10
Fax +49 [89] 95 07-15 03
www.ProSiebenSat1.com
info@ProSiebenSat1.com

# ProSiebenSat.1 Group takes over full ownership of Kirch Intermedia



**Stake in sport1.de to be transferred to KirchMedia**

**Munich, September 30, 2002.** Retroactively to September 1, 2002, the ProSiebenSat.1 Group will take over full ownership of Kirch Intermedia GmbH, of Munich. Hitherto the television company had held 49.9% of the multimedia service provider. The other owners – KirchMedia GmbH & Co. KGaA, with 30.1%, and Kirch Pay-TV GmbH & Co. KGaA, with 20% – have sold their stakes to the ProSiebenSat.1 Group. In return, KirchMedia will take over Kirch Intermedia's stake in Internet sports provider sport1.de. The purchase price for KirchPay-TV's stake is less than one million euros, and will be paid largely in the form of advertising time. The reorganization of the ownership of Kirch Intermedia became necessary after KirchMedia and KirchPay-TV declared insolvency.

Contact:
Insa Doescher
Head of Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-15 10
Fax +49 [89] 95 07-15 03

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com

"We are glad our constructive negotiations have led to a forward-looking solution that is in the interest of all involved," said Urs Rohner, CEO of ProSiebenSat.1 Media AG. "For the ProSiebenSat.1 Group, this means that we will be able to interconnect our online and teletext services – as well as promising mobile services – even more closely with our television stations' programming, and make even better use of these services than in the past to extend our TV brands."

Among its activities, Kirch Intermedia produces the teletexts and high-reach online platforms for the ProSiebenSat.1 Group, and additionally holds 100% of online marketer SevenOne Interactive and the ddp news agency. It also holds 44% of wetter.com AG. Kirch Intermedia's current 74.5% interest in sport1.de will be transferred to KirchMedia as part of the transaction. Excluding sport1.de but including ddp and SevenOne Interactive, Kirch Intermedia has a staff of around 320 employees. The Kirch Intermedia network logged 16.1 million visits in August 2002, and according to IVW standard measurements is the second-largest network in Germany, with 247 million page impressions.

In fiscal 2002, the ProSiebenSat.1 Group expects multimedia operations to generate total revenues of nearly EUR 50 million, and yield a positive contribution to net income. "The consolidation of Kirch Intermedia's

multimedia business will have a positive impact on our result as early as this year," said Rohner. "The ddp news agency, with a double-digit percentage growth in revenues, is now also on the right track. We are currently in negotiations to find one or more strategic partners to join in the ownership of ddp over the next few months, as a way to significantly increase the agency's market weight."

ProSiebenSat.1 Media AG

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
**File No. 82-4621**

25.11.02

Dear Sirs,

Enclosed is a copy of the press release „ProSiebenSat.1 Group still contending with advertising crisis" that was published on 7 November, 2002. This information is being furnished pursuant to rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop

Catherine von Knoop
Investor Relations Officer
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1578

**Enclosures:**
Press release: „ProSiebenSat.1 Group still contending with advertising crisis"

ProSiebenSat.1 Media AG
Investor Relations

Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-15 10
Fax +49 [89] 95 07-15 03

www.ProSiebenSat1.com
info@ProSiebenSat1.com

**ProSiebenSat.1** Media AG

**File No. 82-4621**

**Press Release**

# ProSiebenSat.1-Gruppe Still Contending with Advertising Crisis



### Nine-Month Report: TV company generates EBITDA of EUR 47.9 million

**Munich, November 7, 2002.** The continuing recession in the television advertising market has again had a substantial impact on the business performance of the ProSiebenSat.1 Group in the third quarter of 2002. Nevertheless, the Group was able to improve its total third-quarter pre-tax earnings by EUR 0.9 million, to EUR –53.6 million. Yet revenues, at EUR 351.1 million between July and September, were down EUR 40.0 million against the same period of 2001. This amounts to a 10% decline. In the seasonal television business, the three summer months – July, August and September – are traditionally by far the weakest quarter.

Contact:
Insa Doescher
Head of Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Phone: +49 [89] 95 07-15 10
Fax: +49 [89] 95 07-15 78

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com

The advertising crisis lowered revenues for the ProSiebenSat.1 Group by EUR 82.3 million between January and September of this year, to EUR 1.336 billion. This is equivalent to a 6% decline from the year before, even though the company has expanded its gross advertising market share 0.4 percentage points, to 45.9%. The ProSiebenSat.1 Group's EBITDA declined from EUR 113.5 million to EUR 47.9 million. EBIT was EUR 9.4 million, compared to EUR 67.1 million. Pre-tax result for the Group amounted to EUR –28.3 million, following on EUR +34.6 million the year before. DVFA/SG earnings per share were down to EUR –0.35 from the comparable period's EUR 0.06. Cash flow calculated by DVFA/SG methods amounted to EUR 773.7 million, following EUR 844.3 million. Compared to September 30, 2001, net financial debt declined EUR 50.9 million, to EUR 946.8 million.

"The third quarter of this year not only reflects the extreme seasonality of the television business, but shows that the stubborn recession in the TV advertising market has an impact even on profitable and well-positioned companies like the ProSiebenSat.1 Group," said Urs Rohner, Chairman of the Executive Board of ProSiebenSat.1 Media AG. "Unfortunately there are no signs at present of either an economic recovery in Germany or a revival of the television advertising market. Visibility is as good as zero. So we are expecting a difficult fourth quarter. "

Rigorous cost management has had a helpful effect on the Group's nine-month earnings. Despite costs of EUR 54 million for coverage of the World

Cup, costs for programming and materials were up only 1% against the same period last year, to EUR 992.2 million. Programming assets, the Group's most important asset item, were reported at EUR 1.138 billion as of September 30, compared to EUR 1.300 billion the previous year. In the first nine months of the current year, the Group invested EUR 720.3 million in new programming rights. The previous year's equivalent figure was EUR 956.1 million. Depreciation of programming assets was EUR 777.7 million, following the previous year's EUR 778.0 million. Shareholders' equity was EUR 571.8 million, following EUR 602.2 million. The equity ratio, at EUR 29.8%, remained stable after the previous year's 29.7%.

Personnel expenses rose only slightly compared to the year before – by 1%, to EUR 162.2 million. As of the September 30, 2002, reporting date, the ProSiebenSat.1 Group had 3,175 employees. The figure one year before was 3,050. The increase was solely the result of taking over the 179 employees of Kirch Intermedia as of September 1, 2002. Exclusive of Kirch Intermedia, the ProSiebenSat.1 Group reduced its workforce by 54 positions in comparison to September 30, 2001.

**ProSiebenSat.1 Group expands position in TV advertising market**

The ProSiebenSat.1 Group's channels held their own strongly against the competing RTL Group in the first nine months of the year. While ProSiebenSat.1 Group gross revenues declined 5.3%, RTL Group stations lost 7.2%. The gross advertising market contracted 6.2% between January and September 2002. At the same time, the ProSiebenSat.1 Group increased its gross share of the advertising market by 0.4 percentage points, to 45.9%. RTL Group broadcasters lost 0.5 percentage points in the same period, achieving a combined gross TV advertising market share of 41.0%.

**Core segment television: Total revenues of EUR 1.291 billion**

In television, its core segment, the ProSiebenSat.1 Group achieved total revenues of EUR 1.291 billion in the first nine months of 2002. This is equivalent to a decline of 6% from the same period last year. Operating income in the Television segment amounted to EUR –63.1 million for the first nine months, compared to EUR +35.1 million last year. While revenues were down EUR 89.2 million, earnings were down EUR 98.2 million – primarily as a consequence of Sat.1's broadcasting the World Cup. While license- and

production costs were at EUR 54 million for this high class sports event, revenues were only at EUR 29 million, due to the weak advertising market.

The World Cup also affected the business picture at Sat.1 in the first three quarters of 2002. While the receding advertising market inflicted a revenue decline of EUR 42.5 million on the station, yielding EUR 543.3 million, earnings before taxes decreased EUR 47.7 million, to EUR –115.6 million. Yet the station's development in the third quarter of the year shows that the measures inaugurated to cut costs at Sat.1 are beginning to take hold. Compared to the same period last year, Sat.1 improved its pre-tax income by EUR 7 million, from EUR –50.1 million to EUR –42.7 million, even though revenues were down by EUR 15.6 million between July and September 2002, to EUR 139.4 million.

In the first nine months of 2002, channel ProSieben generated revenues of EUR 559.3 million, compared to EUR 610.7 million for the same period last year. With pre-tax income of EUR 135.9 million, compared to EUR 174.0 million last year, ProSieben has again proved its exceptional position in the German television market. Despite a reduction of EUR 51.4 million in revenues, the station's rigorous cost management has kept the decline in earnings – EUR 38.1 million – far smaller than the revenue drop.

Business at Kabel 1 also suffered from the ongoing advertising crisis. Additionally, higher programming costs – the consequence of programming purchases from the past three years, intended to strengthen the station's competitive position among second-generation broadcasters – also represent a burden for the station's income statement. In the first three quarters of 2002, the channel generated revenues of EUR 138.8 million, a reduction of EUR 10.8 million. Pre-tax income deteriorated from EUR 18.4 million for the comparable period of 2001 to EUR –1 million this year. But on December 31, 2002, Kabel 1 will still show a substantial pre-tax profit for the year as a whole.

Revenues at news channel N24 totaled EUR 70.2 million for the first nine months. The previous year's equivalent figure was EUR 42.2 million. Pre-tax income improved from EUR –33.3 million to EUR –22.6 million. This revenue gain and the station's improved earnings picture are the result of N24's rising importance as the central news service provider for all ProSiebenSat.1 Group stations.

## Transaction television: Euvía Media breaks even at operations level



The ProSiebenSat.1 Group's involvement in transaction television has developed promisingly satisfactory. Euvía Media AG & Co. KG, which operates the viewer-participation channel Neun Live and the travel shopping channel sonnenklar TV, achieved break-even in the third quarter of 2002, more than a year earlier than planned originally. ProSiebenSat.1 Media AG owns 48.4% of Euvía Media AG & Co. KG.

Neun Live, the audience-participation channel, showed a very strong performance. Its revenues for the first nine months of 2002 climbed from EUR 20.4 million to EUR 38.0 million – a gain of 86%. After the first three quarters of 2002, the channel is showing its first positive EBITDA, EUR 2 million, compared to the previous year's EUR –14.8 million. Pre-tax income for the same period improved 98%, from EUR –19.7 million to EUR –0.4 million. For 2002 as a whole, Neun Live expects a positive EBITDA of around EUR 8 million on revenues of more than EUR 58 million.

## Merchandising: Double-digit growth continues in revenues and earnings

The Merchandising segment of the ProSiebenSat.1 Group combines the activities of the MM Merchandising München GmbH merchandising agency, ArtMerchandising & Media AG, which specializes in the international marketing of ancillary rights in works of art, and SevenOne Club & Shop GmbH. In the first nine months of fiscal 2002, the Group's merchandising business maintained its double-digit growth rates in revenues and earnings. The segment's total revenues climbed 19%, to EUR 51.2 million. Operating income rose 45%, to EUR 14.9 million. Aside from the growth of merchandising activities, the expansion of viewer clubs and communities promoted by SevenOne Club & Shop GmbH also had a positive impact on performance.

## Services: Cost cuts affect revenues

The Services segment comprises subsidiaries SevenSenses and SZM Studios, and the IT company ProSieben Information Service. Over 90% of its business derives from in-Group orders. As a consequence, cost cutting – especially by the Group's television stations – had an impact on the Services segment's revenues. In the first nine months of 2002, total

revenues here declined 5%, to EUR 123 million. Operating income amounted to EUR 2.8 million, following on EUR 7.9 million for the equivalent period last year.

**Outlook: No sign of a turnaround in the advertising market**

The ProSiebenSat.1 Group foresees no improvement of the situation in the advertising market for the fourth quarter of 2002. "We must assume that the television advertising market will contract at least 8% for 2002 as a whole," said CEO Rohner. "If - against our expectations - the typical impetus of the Christmas season in November and December also fails to materialize, the figure might be even farther into negative territory. As a commercial television company financed by advertising, we are bearing the full brunt of the negative performance of the German economy. So we continue to be faced with the task of further adjusting our company's cost structures to our altered revenue situation."

Setting aside the cost of the World Cup in South Korea and Japan, the ProSiebenSat.1 Group has reduced its total expenses by around EUR 120 million in real terms since 2000. Next year, it will continue its rigorous cost management. At the same time, the Group will strategically focus further on its core business. In its core segment, Television, the ProSiebenSat.1 Group will focus primarily on the ongoing restructuring of station Sat.1. Despite the difficult advertising market, the station is expected to return to the black at the operations level in 2003. From now on Dr. Ludwig Bauer, the member of the Executive Board of ProSiebenSat.1 Media AG who is in charge of the three full-service stations Sat.1, ProSieben and Kabel 1, will be watching over the broadcasting family, and especially Sat.1, mainly from Berlin. "Unless the television advertising market shrinks further, Sat.1 has all the prerequisites for getting back into the black next year," said Dr. Bauer. "Aside from the expensive World Cup, since 2000 we have improved the station's cost structures by roughly EUR 64 million. We intend to stay on this track. In terms of programming, we will concentrate mainly on strengthening the weekend and substantially improving the prime access period at Sat.1. We'll also optimize the program mix further in terms of cost-effectiveness." Claus Larass, the board member in charge of news, information and political programs, announced that cost structures will be optimized further at news channel N24. "Our goal is for N24 to break even by 2005, despite the recession in advertising. We are currently developing a cost-cutting program

for all the ProSiebenSat.1 Group's news operations. We expect it to yield further savings in the double-digit millions as early as next year."

If the television market recedes 8%, the ProSiebenSat.1 Group expects combined revenues for all of 2002 to decline between 3% and 4%. In its core business, Television, the company expects revenue losses of 6%. The Group has set itself the goal of generating an EBITDA of EUR 140 to 160 million, assuming the TV advertising market contracts by the expected 8%. Because visibility in the market continues to be so low, projections can be no more precise than that. The same applies for 2003. "At the moment, the most we can hope for is that the downtrend in the television advertising market will not continue in 2003," said CEO Rohner. "After two years in a row in negative territory, even that would be a welcome signal for the entire industry."

## Key figures of the ProSiebenSat.1 Group: 1st to 3rd quarter

| ProSiebenSat.1 Group | | | 1st-3rd quarter 2002 | 1st-3rd quarter 2001 | Change |
|---|---|---|---|---|---|
| | Revenues | (€ m) | 1,336.4 | 1,418.7 | -5.8% |
| | Pre-tax profit / loss | (€ m) | -28.3 | 34.6 | -181.8% |
| | Profit / loss for the period | (€ m) | -33.8 | 22.3 | -251.6% |
| | Employees* | | 3,175 | 3,050 | 4.1% |
| | Earnings per share in accordance with DVFA/SG | (€) | -0.35 | 0.06 | -683.3% |
| | Cash flow calculated according to DVFA/SG | (€ m) | 773.7 | 844.3 | -8.4% |
| | EBIT | (€ m) | 9.4 | 67.1 | -86.0% |
| | EBITDA | (€ m) | 47.9 | 113.5 | -57.8% |
| | Net financial debt | (€ m) | 946.8 | 997.7 | -5.1% |
| **Business area** | | | 1st-3rd quarter 2002** | 1st-3rd quarter 2001 | Change |
| TV | External revenues | (€ m) | 1,280.7 | 1,370.1 | -6.5% |
| | Total revenues | (€ m) | 1,291.2 | 1,380.4 | -6.5% |
| | Operating profit / loss | (€ m) | -63.1 | 35.1 | -279.8% |
| | Employees* | | 1,951 | 1,773 | 10.0% |
| Sat.1 | Total revenues | (€ m) | 543.3 | 585.8 | -7.3% |
| | Pre-tax loss | (€ m) | -115.6 | -67.9 | -70.3% |
| | Employees* | | 178 | 190 | -6.3% |
| ProSieben | Total revenues | (€ m) | 559.3 | 610.7 | -8.4% |
| | Pre-tax profit | (€ m) | 135.9 | 174.0 | -21.9% |
| | Employees* | | 304 | 295 | 3.1% |
| Kabel 1 | Total revenues | (€ m) | 138.8 | 149.6 | -7.2% |
| | Pre-tax profit / loss | (€ m) | -1.0 | 18.4 | -105.4% |
| | Employees* | | 51 | 48 | 6.3% |
| N24 | Total revenues | (€ m) | 70.2 | 42.2 | 66.4% |
| | Pre-tax loss | (€ m) | -22.6 | -33.3 | 32.1% |
| | Employees* | | 276 | 268 | 3.0% |
| Merchandising | External revenues | (€ m) | 45.0 | 39.5 | 13.9% |
| | Total revenues | (€ m) | 51.2 | 43.1 | 18.8% |
| | Operating profit | (€ m) | 14.9 | 10.3 | 14.7% |
| | Employees* | | 118 | 112 | 5.4% |
| Services | External revenues | (€ m) | 10.3 | 7.8 | 32.1% |
| | Total revenues | (€ m) | 123.0 | 129.2 | -4.8% |
| | Operating profit | (€ m) | 2.8 | 7.9 | -64.6% |
| | Employees* | | 1,106 | 1,126 | -1.8% |

*Full-time equivalent jobs as of September 30

**Kirch Intermedia GmbH was consolidated for the first time in the Television business area retroactive to Sept. 01, 2002

## Key figures of the ProSiebenSat.1 Group: 3rd quarter

| ProSiebenSat.1 Group | | | 3rd quarter 2002 | 3rd quarter 2001 | Change |
|---|---|---|---|---|---|
| | Revenues | (Mio €) | 351.1 | 391.1 | -10.2% |
| | Pre-tax loss | (Mio €) | -53.6 | -54.5 | 1.7% |
| | Earnings per share in accordance with DVFA/SG | (€) | -0.43 | -0.20 | -115.0% |
| | EBIT | (Mio €) | -41.5 | -42.5 | 2.4% |
| | EBITDA | (Mio €) | -29.2 | -29.5 | 1.0% |
| | Employees* | | 3,175 | 3,050 | 4.1% |
| **Business areas** | | | **3rd quarter 2002**** | **3rd quarter 2001** | **Change** |
| TV | External revenues | (€ m) | 333.8 | 376.4 | -11.3% |
| | Total revenues | (€ m) | 338.0 | 380.1 | -11.1% |
| | Operating loss | (€ m) | -78.2 | -47.1 | -66.0% |
| | Employees* | | 1,951 | 1,773 | 10.0% |
| Sat.1 | Total revenues | (€ m) | 139.4 | 155.0 | -10.1% |
| | Pre-tax loss | (€ m) | -42.7 | -50.1 | 14.8% |
| | Employees* | | 178 | 190 | -6.3% |
| ProSieben | Total revenues | (€ m) | 146.8 | 171.2 | -14.3% |
| | Pre-tax profit | (€ m) | 8.4 | 26.9 | -68.8% |
| | Employees* | | 304 | 295 | 3.1% |
| Kabel 1 | Total revenues | (€ m) | 36.2 | 41.2 | -12.1% |
| | Pre-tax profit / loss | (€ m) | -7.2 | 0.6 | -/- |
| | Employees* | | 51 | 48 | 6.3% |
| N24 | Total revenues | (€ m) | 23.1 | 22.9 | 0.9% |
| | Pre-tax loss | (€ m) | -7.8 | -13.1 | 40.5% |
| | Employees* | | 276 | 268 | 3.0% |
| Merchandising | External revenues | (€ m) | 14.3 | 11.9 | 20.2% |
| | Total revenues | (€ m) | 17.4 | 13.0 | 33.8% |
| | Operating profit | (€ m) | 4.3 | 2.2 | 95.5% |
| | Employees* | | 118 | 112 | 5.4% |
| Services | External revenues | (€ m) | 3.0 | 2.3 | 30.4% |
| | Total revenues | (€ m) | 40.6 | 47.0 | -13.6% |
| | Operating profit | (€ m) | 1.3 | 1.6 | -18.8% |
| | Employees* | | 1,106 | 1,126 | -1.8% |

*Full-time equivalent jobs as of September 30
**Kirch Intermedia GmbH was consolidated for the first time in the Television business area retroactive to Sept. 01, 2002

**You can find additional information on the Nine-Month Report on the Internet at www.ProSiebenSat1.com.**